Mail Stop 3010

October 27, 2009

Mr. Michael West
Chief Executive Officer
Medical Billing Assistance, Inc.
16325 East Dorado Ave.
Centennial, CO 80111

RE: **Medical Billing Assistance, Inc.**
        Form 10-K for the period ended December 31, 2008
        Filed April 7, 2009
        File No. 0-53012

Dear Mr. West:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Description of Property, page 10

1.   Your disclosure indicates that you own office equipment, and you disclose an accounting policy for property and equipment on page 24. However, there is no such equipment reflected in your audited financial statements either on the face of the financial statements or in the accompanying notes. Please reconcile for us this discrepancy in your disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

2.   We note your discussion of your results of operations and have the following comments:
   - You reported revenues totaling $24,632 for 2008. Please specifically tell us how you earned these revenues. You disclose on page 4 that you have no active operations and on page 8 that you have no established relationships at this time; thus, it is unclear how you generated these revenues.
   - We also note that you had no revenues in 2007, but earned revenues in 2008. Please tell us if this represents a trend that is expected to continue. Discuss whether you have contracts in place that will result in revenues in future periods and your expectations for the future.
   - Please note that it is not appropriate to simply state the changes in line items with no narrative discussion or analysis of material changes. Please refer to Release 33-8350 for reference and revise your results of operations discussion in future filings. Please provide us with your proposed future disclosure which also incorporates the items noted in the other bullet points.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 19

3.   Please clarify what is included in the line item "cost of goods sold". Your business appears to be one in which you provide services and not one in which goods are sold.

4.   Please clarify what is included in the line item "General and Administrative".

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 24

5.   Please clarify the terms of a typical contract and how you determine when revenue is earned under such terms. Please specifically address how you account for up-front payments, if applicable, in your response. Also, cite the accounting guidance that you are relying upon to determine your revenue recognition policy.

Item 9A(T). Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 26

6.   Please amend your filing to present the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures. Stating that "we concluded" does not meet the requirements of Item 307 of Regulation S-K which requires disclosure of the conclusions of your principal executive and financial officers.

Exhibit 31.1

7.   Please confirm that your principal executive and principal financial officer signed the certifications in his own personal capacity. Also, in future filings including any amendments please remove the title of the certifying officer(s) in the salutation of your certifications. Please ensure that the certifications are in the exact form prescribed in Item 601(B)(31) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2009

Exhibit 31.1

8.   We note that you omitted the part of the introductory language in paragraph 4 of your certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company and paragraph 4(b). Please amend your entire filing to include the certification in the exact form prescribed by Item 601(B)(31) of Regulation S-K. Also, please see Question 246.13 of the Compliance and Disclosure Interpretations on Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for reference.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure

Mr. Michael West
Medical Billing Assistance, Inc.
October 27, 2009
Page 4

in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant